UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

_______________

FORM 11-K

______________

(Mark One):

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2008

OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

Commission File Number: 000-25887

_______________

PRIVATEBANCORP, INC.
SAVINGS, RETIREMENT AND EMPLOYEE STOCK OWNERSHIP PLAN

 (Full title of the plan)

_______________

PrivateBancorp, Inc.
120 S. LaSalle Street
Chicago, Illinois 60603
(Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office)

REQUIRED INFORMATION

Item 4.
The PrivateBancorp, Inc. Savings, Retirement and Employee Stock Ownership Plan (the “Plan”) is subject to ERISA and files Plan financial statements and schedules prepared in accordance with the financial requirements of ERISA.

Financial Statements. Listed below are the financial statements and schedules filed as a part of the annual report.

(a)Statements of Net Assets Available for Benefits as of December 31, 2008 and 2007, and the related Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2008 and 2007.

(b)Statements of Net Assets Available for Benefits as of December 31, 2008 and 2007 and the related Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2008 and 2007, respectively, are hereby incorporated by reference to the Registration Statements on Form S-8 filed by the PrivateBancorp, Inc. Savings, Retirement and Employee Stock Ownership Plan (File No. 333-132509) with the Securities and Exchange Commission on March 17, 2006, and the PrivateBancorp, Inc. Savings and Retirement Plan (File No. 333-43830) with the Securities and Exchange Commission on August 15, 2000.

PRIVATEBANCORP, INC.

SAVINGS, RETIREMENT AND EMPLOYEE STOCK OWNERSHIP PLAN

FINANCIAL STATEMENTS

 DECEMBER 31, 2008 AND 2007

- i -

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee Chairman

PRIVATEBANCORP, INC. SAVINGS, RETIREMENT AND EMPLOYEE STOCK OWNERSHIP PLAN

We have audited the accompanying statements of net assets available for benefits of the PrivateBancorp, Inc. Savings, Retirement and Employee Stock Ownership Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in its net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The accompanying supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ MAYER HOFFMAN McCANN P.C.

Chicago, Illinois

June 17, 2009

PRIVATEBANCORP, INC. SAVINGS, RETIREMENT AND
EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2008 and 2007

	2008	2007
ASSETS Investments, at fair value:
Principal Life Insurance Company pooled- separate accounts	$12,543,512	$12,056,936
American Funds registered investment companies	2,609,156	3,042,265
Dodge & Cox registered investment company	2,099,706	3,217,319
Dreyfus registered investment company	278,034	627,282
ING registered investment company	196,357	52,108
Pioneer registered investment company	202,058	148,248
PrivateBancorp, Inc. common stock	8,215,196	9,317,993
Guaranteed interest account, Principal Life Insurance Company	42,274	58,038
Participant loan fund	477,129	434,223
NET ASSETS AVAILABLE FOR BENEFITS	$26,663,422	$28,954,412

See Notes to Financial Statements

PRIVATEBANCORP, INC. SAVINGS, RETIREMENT AND
EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Years Ended December 31, 2008 and 2007

	2008	2007
ADDITIONS
Contributions from employer	$953,061	$886,850
Contributions from participants	5,006,449	3,069,422
Rollovers	2,409,452	1,163,791
Interest income	39,501	36,163
Dividend income	83,612	81,761
Net realized and unrealized gains (losses) of
PrivateBancorp, Inc. stock	192,400	(2,220,239)
Net realized and unrealized gains in
fair value of common/collective trust	-	6,257
Net realized and unrealized gains (losses) in
fair value of registered investment
companies	(3,261,832)	150,471
Net realized and unrealized gains (losses) in
fair value of pooled-separate accounts	(4,099,699)	532,049
Miscellaneous income	5	362
Transfer of assets from plan merger	-	1,127,507

TOTAL ADDITIONS	1,322,949	4,834,394

DEDUCTIONS
Withdrawals by participants	(3,536,312)	(1,314,414)
Administrative expenses	(77,627)	(68,644)
TOTAL DEDUCTIONS	(3,613,939)	(1,383,058)

NET INCREASE (DECREASE)	(2,290,990)	3,451,336

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	28,954,412	25,503,076

End of year	$26,663,422	$28,954,412

See Notes to Financial Statements

PRIVATEBANCORP, INC. SAVINGS, RETIREMENT AND
EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

(1)           Description of plan

The following description of the PrivateBancorp, Inc. Savings, Retirement and Employee Stock Ownership Plan (the “Plan”) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General - The Plan is a defined contribution plan covering employees of The PrivateBank and Trust Company and its subsidiaries (Lodestar Investment Counsel, LLC and The PrivateBank Securities, LLC), The PrivateBank - St. Louis, The PrivateBank Mortgage Company, LLC, The PrivateBank – Michigan and its subsidiary (The PrivateBank Michigan Mortgage Company), The PrivateBank National Association (in Wisconsin) and The PrivateBank - Georgia.  The PrivateBank and Trust Company, The PrivateBank - St. Louis, The PrivateBank Mortgage Company, LLC, The PrivateBank - Michigan, The PrivateBank National Association (in Wisconsin) and The PrivateBank - Georgia are subsidiaries of PrivateBancorp, Inc. (the “Company”).  The PrivateBank and Trust Company, The PrivateBank - St. Louis, The PrivateBank Mortgage Company, LLC, The PrivateBank -Michigan, The PrivateBank National Association (in Wisconsin) and The PrivateBank -Georgia are individually and collectively referred to as the “Subsidiary” and the “Subsidiaries.”  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

During 2007, the Plan withdrew from the Principal Stable Value Fund and four additional mutual funds were added to the Plan investment options.  Principal’s Guaranteed Insurance Contract (GIC) continued to be offered as an investment to only those employees from the Piedmont Bank of Georgia 401(k) Plan who had funds in the investment at the time the Piedmont Plan merged into the Plan in mid-2007.

Contributions - Participants may contribute up to the maximum percentage of compensation, as defined in the Plan document and dollar amounts permissible by the Internal Revenue Code (“IRC”).  Subsidiary-paid cash bonuses are included in the definition of compensation.  Participants may also transfer amounts representing distributions from other qualified defined benefit or contribution plans.  Subsidiary matching contributions are discretionary and based on a percentage of employee contributions. The Subsidiaries may make qualified matching contributions, corrective nonelective contributions and an additional discretionary contribution, all based on formulas determined by the Company. Participants who are at least 18 years old are eligible for the employer contributions after one year of employment.

Participant accounts - Each participant’s account is credited with the participant’s contribution and allocations of (a) the Subsidiary’s contribution and (b) investment earnings and losses and is charged with participant withdrawals or distributions and administrative fees and expenses.  Allocations are based on employee contributions, eligible compensation or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

PRIVATEBANCORP, INC. SAVINGS, RETIREMENT AND
EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

(1)           Description of plan (continued)

Vesting - Participants are immediately vested in their contributions and the Subsidiary’s qualified matching contributions and corrective nonelective contributions plus actual earnings thereon.  Vesting in the Subsidiaries’ matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of continuous service.  A participant is 100% vested after five years of credited service.

Investment options - Currently, participants are able to direct employee contributions into pooled-separate accounts (“PSAs”) (maintained by an insurance carrier), mutual funds and PrivateBancorp, Inc. common stock.  Prior to the adoption of the Principal Financial Group Prototype Plan, the participants were able to direct employee contributions into PSAs, which had underlying investments of mutual funds, and PrivateBancorp, Inc. common stock.  Participants are able to transfer funds among all investment options.

Participant loans - Participants may borrow from their own contributions a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance.  Loan repayment terms are determined by the Subsidiaries.  The loans are secured by the balance in the participant’s account and bear interest at the prime rate (3.25% and 7.25% as of December 31, 2008 and 2007, respectively) in effect on the loan acquisition date plus 100 basis points.  Interest rates ranged from 4.25% to 9.25% on all participant loans outstanding as of December 31, 2008.  Principal and interest are paid ratably through payroll deductions.

Payment of benefits - Participants are eligible to receive the vested portion of their plan account upon retirement, termination of employment, disability or death.  Payment will generally be made in a lump sum.  Hardship withdrawals are also available to participants who demonstrate financial need in certain circumstances, as defined.

Forfeited accounts - As of December 31, 2008 and 2007, forfeited nonvested accounts totaled $30,575 and $57,948, respectively.  These accounts are used to reduce future employer contributions.  During the plan years ended December 31, 2008 and 2007, forfeitures in the amount of $55,127 and $17,458, respectively, were used to reduce employer contributions.

(2)           Summary of significant accounting policies

Basis of accounting - The accompanying financial statements are prepared on the accrual basis of accounting.

Estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures.  Accordingly, actual results may differ from those estimates.

PRIVATEBANCORP, INC. SAVINGS, RETIREMENT AND
EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

(2)           Summary of significant accounting policies (continued)

Valuation of investments - The Plan is invested in PSAs, PrivateBancorp, Inc. common stock and mutual funds, which are stated at fair value.  The PSAs are valued based on the underlying investments (mutual funds).  Shares of mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan.  Values for PrivateBancorp, Inc. common stock are based on the December 31, 2008 and 2007, closing prices.

New accounting pronouncements - In 2005, effective for financial statements for annual periods ending after December 15, 2006, the Financial Accounting Standards Board issued FASB Staff Position (FSP) Nos. AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution and Health and Welfare and Pension Plans.

This new pronouncement states investment contracts held by defined contribution plans are required to be reported at fair value, except fully benefit-responsive investment contracts are reflected at contract value, since it represents the amount at which participants can execute transactions in the Plan.  In order to reflect fully benefit- responsive contracts at contract value, an adjustment from net assets at fair value to contract value is reflected in the 2006 statement of changes in net assets available for benefits.  The contracts impacted by this FSP were sold during the year ended December 31, 2007.

Investment valuation and income recognition - Security transactions are accounted for on the date securities are purchased or sold (trade date).  Dividend income is recorded on the ex-dividend date. Interest income is recognized when earned.  Net realized and unrealized gains and losses are recorded in the accompanying financial statements as net realized and unrealized gains (losses) in fair value of investments.  Contributions are recognized based on payroll dates and accrued if applicable.

Concentration of credit risk - The Plan provides for various investment fund options.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Payment of benefits - Benefits are recorded when paid.

Administrative expenses - The administrative expenses of the Plan are paid by the Plan sponsor and by the Plan participants.  The expenses that are paid by the Plan sponsor are not included in the statements of changes in net assets available for benefits.

PRIVATEBANCORP, INC. SAVINGS, RETIREMENT AND
EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

(3)           Investments

The following table presents the investments that represent 5% or more of the Plan’s net assets as of December 31, 2008 and 2007.  The table also presents the fair market value of the underlying assets of the PSAs.

	2008	2007

Pooled-separate accounts Contract #6-11219:
Principal Money Market Sep Acct	$3,821,020	$1,269,169
Principal Bond and Mtg.	586,921	647,432
Principal Govt & HQ Bond	790,504	676,664
Principal Lg Cp Stk Idx	1,174,389	1,618,910
Principal LifeTm Str Inc	78,631	167,756
Principal LifeTm 2010	253,170	222,160
Principal LifeTm 2020	897,170	757,690
Principal LifeTm 2030	417,808	385,371
Principal LifeTm 2040	535,761	454,490
Principal LifeTm 2050	229,512	249,845
Principal Ptr Lg-Cap Value	-	59
Principal Real Estate Secs	172,160	252,318
Principal Ptr Md-Cap Value	569,862	959,536
Principal Mid-Cap Stk Idx	629,917	629,479
Principal Ptr Sm-Cap Gr II	170,880	260,098
Principal Ptr Sm-Cap Val I	331,703	571,743
Principal Sm-Cap Stk Idx	431,745	500,654
Principal Ptr International	1,452,359	2,433,562
Total pooled-separate accounts	12,543,512	12,056,936

American Funds Growth Fund of America R4	1,645,988	2,079,960
Dodge & Cox stock fund	2,099,706	3,217,319
PrivateBancorp, Inc. common stock	8,215,196	9,317,993

PRIVATEBANCORP, INC. SAVINGS, RETIREMENT AND
EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

(3)           Investments (continued)

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value for the years ended December 31, 2008 and 2007, as follows:

	2008	2007
Mutual funds	$(3,261,832)	$150,471
Common/collective trust	-	6,257
Pooled-separate accounts	(4,099,699)	532,049
Common stock	192,400	(2,220,239)
	$(7,169,131)	$(1,531,462)
Interest and dividends realized on the Plan’s investments for the years ended December 31, 2008 and 2007, were $123,113 and $117,924, respectively.

(4)	Related party transactions

Substantially all assets of the Plan are held in trust by Principal Financial Group, trustee for the Plan.  Administrative fees in the amounts of $15,000 were paid to Principal Financial Group during the years ended December 31, 2008 and 2007, by the Company.  These transactions qualify as party-in-interest transactions.

(5)	Fair value measurements

Effective January 1, 2008, the Plan adopted Financial Accounting Standards Board Statement No. 157, “Fair Value Measurements” (FASB Statement No. 157), which establishes a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy under FASB Statement No. 157 are described below:

PRIVATEBANCORP, INC. SAVINGS, RETIREMENT AND
EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

(5)	Fair value measurements (continued)

Level 1:	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2:                  Inputs to the valuation methodology include:
•	Quoted prices for similar assets or liabilities in active markets;
•	Quoted prices for identical or similar assets or liabilities in inactive markets;
•	Inputs other than quoted prices that are observable for the asset or liability;
•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3:	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs

Following is a description of the valuation methodologies used for assets measured at fair value:

PrivateBancorp, Inc. common stock - Valued at the closing price reported on the active market on which the security is traded.

Mutual funds - Valued at the net asset value, based on quoted market prices in active markets, of shares held by the Plan at year end.

Pooled-separate accounts - Valued at the net asset value, based on quoted market prices in active markets, of shares of the underlying assets held by the Plan at year end.

Participant loan fund - Valued at amortized cost, which approximates fair value.

Guaranteed interest account – Guaranteed investment contract valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the creditworthiness of the issuer.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

PRIVATEBANCORP, INC. SAVINGS, RETIREMENT AND
EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

    (5)           Fair value measurements (continued)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at the fair value as of December 31, 2008:

	Level 1	Level 2	Level 3	Total
Common stock	$8,215,196	$-	$-	$8,215,196
Mutual funds	5,385,311	-	-	5,385,311
Pooled-separate accounts	-	12,543,512	-	12,543,512
Participant loan fund	-	477,129	-	477,129
Guaranteed interest account	-	-	42,274	42,274
Total assets at fair value	$13,600,507	$13,020,641	$42,274	$26,663,422

The following table sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2008:

Guaranteed Interest Account
Balance, beginning of year	$57,680
Unrealized gains relating to instruments still held at the reporting date	358
Interest credited	1,519
Purchases, sales, issuances and settlements (net)	(17,283)
Balance, end of year	$42,274

(6)           Plan merger

The PrivateBank - Georgia was a subsidiary of the Company and is the sponsor of the Piedmont Bank of Georgia 401(k) Plan (the “Georgia Plan”).  On June 12, 2007, the assets of the Georgia Plan were transferred to the Plan’s trust.  On the date of the transfer, the net assets of the Georgia Plan were valued at $1,127,507.

During the fourth quarter of 2008, The PrivateBank - Georgia was merged into The PrivateBank and Trust Company.

PRIVATEBANCORP, INC. SAVINGS, RETIREMENT AND
EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

(7)	Reconciliation of financial statements to Schedule H of Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements for the years ended December 31, 2008 and 2007, to Form 5500:

	December 31,
	2008	2007
Net assets available for benefits per
the financial statements	$26,663,422	$28,954,412
Less fair market value adjustment for
guaranteed interest account	-	(358)

Net assets available for benefits per
Schedule H of the Form 5500	$26,663,422	$28,954,054

The following is a reconciliation of net investment gain from common collective trusts per the financial statements for the year ended December 31, 2007, to Form 5500:

December 31, 2007
Net investment gain from common
collective trusts per the financial
statements	$6,257
Adjustment for fully
benefit-responsive investment contract	8,610

Net investment gain from common
collective trusts per Schedule H
of the Form 5500	$14,867

(8)           Tax status

On January 22, 2007, the Company applied for a determination letter from the Internal Revenue Service (“IRS”) regarding the initial qualification of the amended and restated Plan.  On July 21, 2008, the IRS issued a favorable determination letter on the Plan.

(9)           Plan termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their employer contributions.

PRIVATEBANCORP, INC. SAVINGS, RETIREMENT AND
EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

(10)       Risks and uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

(11)           Prohibited transactions

Defined contribution plans are required to remit employee contributions to the Plan as soon as they can be reasonably segregated from the employer’s general assets, but no later than the 15th business day of the month following the month in which the participant contributions are withheld by the employer.

For the Plan year ended December 31, 2008, the Company remitted employee contributions timely to the Plan.

For the Plan year ended December 31, 2007, the Company did not remit certain employee contributions timely to the Plan in the amount of $28,834.  The Company calculated and remitted lost earnings to the Plan participants during the 2007 Plan year.

SUPPLEMENTAL SCHEDULE

PRIVATEBANCORP, INC. SAVINGS, RETIREMENT AND
EMPLOYEE STOCK OWNERSHIP PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2008

EIN: 36-3681151
Plan Number: 001
(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investments including maturity date, rate of interest, collateral, par or maturity value	Cost	Current value
*	Principal Life Insurance Company	Investment contract, pooled-separate accounts, contract #6-11219 (underlying investments are mutual funds)	(1)	$ 12,543,512
*	PrivateBancorp, Inc.	Common stock	(1)	8,215,196
	American Funds Growth Fund of America R4	Registered investment company	(1)	1,645,988
	American Funds American Balanced Fund R4	Registered investment company	(1)	963,168
	Dodge & Cox Stock Fund	Registered investment company	(1)	2,099,706
	Dreyfus Funds	Registered investment company	(1)	278,034
	ING	Registered investment company	(1)	196,357
	Pioneer	Registered investment company	(1)	202,058
*	Guaranteed interest account, Principal Life Insurance Company	Insurance company general fund account	(1)	42,274
*	Participant loan fund	Interest at rates from 4.25% to 9.25%	-	477,129
				$ 26,663,422

  *       Party-in-interest as defined by ERISA
(1)   Cost information may be omitted as the investments are participant-directed.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
Dated:    June 25, 2009

PRIVATEBANCORP, INC.
SAVINGS, RETIREMENT AND EMPLOYEE STOCK OWNERSHIP PLAN

By: PrivateBancorp, Inc. Savings, Retirement and Employee Stock Ownership Plan Committee
By:         /s/ David Hesselbein
Name: David Hesselbein
Title:  Committee Member

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Mayer Hoffman McCann P.C.